**Hudson Housing Securities LLC**
**(A Wholly-Owned Subsidiary of**
**Hudson Housing Capital LLC)**

**Financial Statements**
**(With Supplementary Information)**
**and Report of Independent Registered**
**Public Accounting Firm**

**December 31, 2018**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52348 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Housing Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2850
(No. and Street)

| New York | NY | 10111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Brush (212) 218-4456
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

| 8000 Towers Crescent Drive Suite 1000 | Tysons | VA | 22182 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Joseph A. Macari _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Housing Securities LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



```
GUADALUPE MONTERROSO
NOTARY PUBLIC, STATE OF NEW YORK
       No. 01MO6336333
        BRONX COUNTY
COMMISSION EXPIRES 02/01/2020
```



_____
                    Signature
COO, Hudson Housing Securities LLC
_____
                    Title

_____
          Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Hudson Housing Securities LLC**
**(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)**

Index

**CohnReznick**
ADVISORY • ASSURANCE • TAX

## Report of Independent Registered Public Accounting Firm

To the Member
of Hudson Housing Securities LLC

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Supplemental Information*

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

*CohnReznick LLP*

We have served as the Company's auditor since 2001.

Tysons, Virginia
February 27, 2019

2

**Hudson Housing Securities LLC**
**(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)**

**Statement of Financial Condition**

**December 31, 2018**

<u>Assets</u>

| | | |
|---|---|---:|
| Cash | $ | 2,192,004 |
| Total assets | $ | 2,192,004 |

<u>Liabilities and Member's Equity</u>

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 14,993 |
| Total liabilities | | 14,993 |
| Member's equity | | 2,177,011 |
| Total liabilities and member's equity | $ | 2,192,004 |

See notes to financial statements

3

**Hudson Housing Securities LLC**
**(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)**

**Statement of Income**

**Year ended December 31, 2018**

| | | |
|---|---|---:|
| Revenue | | |
| Placement fees | $ | 5,555,063 |
| | | |
| Total revenue | | 5,555,063 |
| | | |
| Expenses | | |
| Dues and filing fees | | 17,606 |
| Professional fees | | 41,899 |
| Occupancy | | 76,046 |
| Salaries | | 383,505 |
| Travel | | 50,945 |
| General and administrative | | 37,254 |
| | | |
| Total expenses | | 607,255 |
| | | |
| | | 4,947,808 |
| | | |
| Interest income | | 5,661 |
| | | |
| Net income | $ | 4,953,469 |

See notes to financial statements

4

**Hudson Housing Securities LLC**
**(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)**

**Statement of Changes in Member's Equity**

**Year ended December 31, 2018**

| | | |
|---|---|---:|
| Balance, December 31, 2017 | $ | 255,269 |
| Distributions | | (3,031,727) |
| Net income | | 4,953,469 |
| Balance, December 31, 2018 | $ | 2,177,011 |

**Hudson Housing Securities LLC**
**(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)**

**Statement of Cash Flows**

**Year ended December 31, 2018**

| | | |
|---|---|---:|
| Cash flows from operating activities | | |
| Reconciliation of net income to net cash provided by operating activities | | |
| Net income | $ | 4,953,469 |
| Changes in operating assets and liabilities | | |
| Increase in accounts payable and accrued expenses | | 2,144 |
| Net cash provided by operating activities | | 4,955,613 |
| Cash flows from financing activities | | |
| Repayment of amounts due to affiliates | | (228) |
| Distributions | | (3,031,727) |
| Net cash used in financing activities | | (3,031,955) |
| Net increase in cash | | 1,923,658 |
| Cash, beginning of year | | 268,346 |
| Cash, end of year | $ | 2,192,004 |

See notes to financial statements

## Note 1 - Organization and Summary of Significant Accounting Policies

Hudson Housing Securities LLC ("the Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Hudson Housing Capital LLC ("Hudson"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as the placement agent for affiliated investment partnerships in which limited partnership interests are sold to third party investors. The Company remains in effect in perpetuity unless earlier terminated in accordance with the Operating Agreement.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 27, 2019.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," (ASU 2014-09), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The guidance is effective for reporting periods beginning after December 15, 2017.

On January 1, 2018 the Company adopted ASU 2014-09 and all related amendments ("ASC 606") using the modified retrospective transition method. In exchange for providing placement services, the Company is entitled to a placement fee which is evidenced in a Capital Commitment Addendum ("CCA") for each Commitment Closing. The Company earns substantially all of its revenue through placement fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. The Company establishes a contract in the form of a limited partnership agreement or operating agreement in which the performance obligation is identified as the sale of a limited partnership or member interest in an investment partnership to an investor limited partner. In addition, the investor limited partner must provide consent for the investment partnership to acquire a limited partnership or member interest in a property partnership for a Commitment Closing to occur. The Company recognizes revenue at the time of the Commitment Closing once a CCA is delivered to and accepted by the general partner or managing member of the investment partnership which satisfies the Company's performance obligation. The Company has determined that the adoption of ASC 606 did not result in a change to the accounting for recognizing placement fee revenues and as such, no cumulative effect adjustment was recorded.

## Note 1 - Organization and Summary of Significant Accounting Policies (continued)

### Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)", ("ASU 2016-02"), which supersedes the existing guidance for lease accounting, "Leases (Topic 840)". ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. In July 2018, the FASB issued updated guidance which allows an additional transition method to adopt the new lease standard at the adoption date, as compared to the beginning of the earliest period presented, and recognize a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. The Company has not elected to early adopt the ASU. The adoption of this guidance is not expected to have a material impact on the Company's financial statements and furthermore, the Company is not party to a lease as of December 31, 2018. Rather, the Company is party to an expense sharing agreement with Hudson resulting in the allocation of certain occupancy expenses to the Company and such agreement with Hudson is renewed annually.

Hudson's current lease arrangements expire through 2032.

### Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated Hudson tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of Hudson on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income taxes filed by Hudson are subject to examination by the Internal Revenue Service for a period of three years. While no income taxes are currently being examined by the Internal Revenue Service, tax years since 2015 remain open.

## Note 2 - Related Party Transactions

Under an agreement with Hudson, certain operating and administrative costs incurred by the Company are paid by Hudson on behalf of the Company. The agreement is renewed annually and revised as needed. As of December 31, 2018, $0 is due to Hudson for costs paid on behalf of the Company. During the year ended December 31, 2018, these services totaled $605,111.

## Note 3 - Concentration of Credit Risk

At times during the year, cash balances exceed federally insured limits. Management believes the balances are maintained in a credit-worthy institution.

### Note 4 - Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC and FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of a specified amount of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $2,177,011 which is $2,172,011 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0069 to 1.

**Hudson Housing Securities LLC**
**(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)**

**Supplementary Information**

**Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2018**

| Line | | |
|---|---|---|
| 1. Total ownership equity from statement of financial condition | $ | 2,177,011 |
| 5. Total capital and allowable subordinated liabilities | | 2,177,011 |
| 6. Deduction: Nonallowable assets | | - |
| 10. Net capital | $ | 2,177,011 |
| 11. Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 1,000 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| 13. Net capital requirement | $ | 5,000 |
| 14. Excess net capital | $ | 2,172,011 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | $ | 2,171,011 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| 19. Total aggregate indebtedness from statement of financial condition | $ | 14,993 |
| 20. Percentage of aggregate indebtedness to net capital | | 0.69% |

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

See Report of Independent Registered Public Accounting Firm

**Hudson Housing Securities LLC**
**(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)**

**Supplementary Information - Continued**

**Schedule II – Computation for Determination of the Reserve Requirements**
**Under Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2018**

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

**Supplementary Information - Continued**

**Schedule III – Information Relating to the Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**

**December 31, 2018**

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2018 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member
of Hudson Housing Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Hudson Housing Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hudson Housing Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i) (the "exemption provision") and (2) Hudson Housing Securities LLC stated that Hudson Housing Securities LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Hudson Housing Securities LLC's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Housing Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Tysons, Virginia
February 27, 2019

**HUDSON HOUSING SECURITIES LLC**
**630 FIFTH AVENUE**
**SUITE 2850**
**NEW YORK, NY 10111**

Hudson Housing Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Hudson Housing Securities LLC

I, Joseph A. Macari, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title:  Chief Operating Officer
Dated:  February 27, 2019